# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SLM Corp, CIK 0001032033
CUSIP: 78442P106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 Continental Drive, Newark, Delaware (DE), 19713
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000313028

## Reporting persons
- BARROW HANLEY MEWHINNEY & STRAUSS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 14,459,986; shared voting power 0; sole dispositive power 14,459,986; shared dispositive power 0; aggregate amount beneficially owned 14,459,986 (7.12% of the class)

## Item 1. Issuer
Name of issuer: SLM Corp
Address of issuer's principal executive offices: 300 Continental Drive, Newark, Delaware, 19713

## Item 2. Person Filing
Name of person filing: Barrow Hanley Global Investors
Address of principal business office or, if none, residence: 2200 Ross Avenue, 31st Floor; Dallas, TX 75201
Citizenship: Delaware LLC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 14,459,986
Percent of class: 7.12
Sole power to vote or to direct the vote: 14,459,986
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,459,986
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BARROW HANLEY MEWHINNEY & STRAUSS LLC: Hannah Ackels, Hannah Ackels, CCO (11/10/2025)